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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                       Effective Management Systems Inc.
            ---------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
            ---------------------------------------------------------
                         (Title of Class of Securities)


                                   282017102
            ---------------------------------------------------------
                                 (CUSIP NUMBER)


                  Calvin Hori, Hori Capital Management, Inc.,
                     One Washington Mall, Boston, MA 02108
                                 (617) 367-3800
            ---------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  March 6, 1997
            ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No.  282017102   |                         |    Page  2 of 9 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Hori Capital Management, Inc.                                   |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Massachusetts                                                   |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   191,500                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |   60,000                                            |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   191,500                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   60,000                                            |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  251,500                                                         |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  6.3%                                                            |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  CO                                                              |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No.  282017102   |                         |    Page  3 of 9 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Calvin G. Hori, Sole Shareholder                                |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  United States Citizen                                           |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   191,500                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |   60,000                                            |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   191,500                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   60,000                                            |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  251,500                                                         |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  6.3%                                                            |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  IN                                                              |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         This Report on schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Effective Management Systems Inc. (the "Company"), whose principal executive offices are located at 12000 West Park Place; Milwaukee, WI 53224.

Item 2.  Identity and Background

         This Report is filed by Hori Capital Management, Inc., a Massachusetts corporation having its principal place of business and executive offices at One Washington Mall, 7th Floor, Boston, MA 02108 ("Hori Capital Management"); and Mr. Calvin G. Hori, the sole shareholder, director and President of the Hori Capital Management ("Mr. Hori"), having his business address at c/o Hori Capital Management, Inc., One Washington Mall, 7th Floor, Boston, MA 02108 (collectively, the "Reporting Persons"). The principal business of each Reporting Person is to make, manage, supervise, and dispose of investments in a variety of businesses. Hori Capital Management is the sole General Partner of Platinum Partners, L.P., a Massachusetts limited partnership (the "Partnership"), and is one of several investment advisors to Micro Cap Partners, Ltd. ("Micro Cap").

         During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Hori is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         The source of funds for the transactions described in Item 5(c) were assets of the Partnership and of Micro Cap.

Item 4.  Purpose of Transaction

         Hori Capital Management acquired the Common Stock described in Item 5(c) for investment purposes. None of the Reporting Persons have any plans or proposals which relate to or would result in:

          a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          e. Any material change in the present capitalization or dividend policy of the issuer;

          f. Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any change in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 1(g)(4) of the Securities Exchange Act of 1934; or

          j.   Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          a. As of March 7, 1997, Hori Capital Management may be deemed to beneficially own 191,500 shares of Common Stock of the Company by virtue of it being the General Partner of the Partnership. As of February 7, 1997, Hori Capital Management may be deemed to beneficially own 60,000 shares of Common Stock of the Company by virtue of it being one of several investment advisors to Micro Cap. Based upon there being 4,024,892 shares of Common Stock outstanding, the shares of Common Stock which Hori Capital Management may be deemed to beneficially own represents approximately 6.3% of the outstanding shares of Common Stock of the Company. As of March 7, 1997, Mr. Hori may be deemed to beneficially own 251,500 shares of Common Stock of the Company by virtue of his being the sole shareholder of Hori Capital Management. Based upon there being 4,024,892 shares of Common Stock outstanding the shares of Common Stock which Mr. Hori may be deemed to beneficially own represents approximately 6.3% of the outstanding shares of Common Stock of the Company.

          b. In accordance with the Agreement of Limited partnership, Hori Capital Management has the sole power to vote and the sole power to dispose of the shares of Common Stock of the Company held by the Partnership.

          c. The Partnership has made the following purchases of shares of Common Stock:

                                                    Aggregate
          Transaction                   Price Per      Purchase
             Date        # of Shares      Share         Price
          -------------------------------------------------------
           8/21/96       10,000         6.25250         62,525
          -------------------------------------------------------
           8/22/96       10,000         6.12750         61,275
          -------------------------------------------------------
           8/23/96       17,500         6.44743        112,830
          -------------------------------------------------------
           9/20/96        4,000         6.13125         24,525
          -------------------------------------------------------
           9/30/96        4,500         6.25556         28,150
          -------------------------------------------------------
          10/02/96       20,000         8.12625        162,525
          -------------------------------------------------------
          10/03/96       10,000         8.00250         80,025
          -------------------------------------------------------
          10/07/96       15,000         8.25167        123,775
          -------------------------------------------------------
          10/14/96        2,500         7.88500         19,713
          -------------------------------------------------------
          10/15/96        3,000         6.00833         18,025
          -------------------------------------------------------
          10/25/96        2,500         7.38500         18,463
          -------------------------------------------------------
          10/28/96        2,500         7.26000         18,150
          -------------------------------------------------------

                                                       Aggregate
          Transaction                   Price Per      Purchase
             Date        # of Shares      Share         Price
          -------------------------------------------------------
          11/27/96        9,000         6.12778         55,150
          -------------------------------------------------------
           1/16/97       16,000         6.12656         98,025
          -------------------------------------------------------
           1/21/97        3,500         6.13214         21,463
          -------------------------------------------------------
           1/31/97       15,000         7.37667        110,650
          -------------------------------------------------------
           2/04/97        5,000         7.38000         36,900
          -------------------------------------------------------
           2/07/97       16,500         7.12652        117,588
          -------------------------------------------------------
           2/21/97        5,000         6.88000         34,400
          -------------------------------------------------------
           3/06/97       20,000         6.12625        122,525
          -------------------------------------------------------

           Micro Cap has made the following purchases of shares of Common Stock:


                                                        Aggregate
           Transaction                   Price Per      Purchase
              Date        # of Shares      Share         Price
           -------------------------------------------------------
           1/21/97        46,500        6.12554       284,838
           -------------------------------------------------------
           2/07/97        13,500        7.12685        96,213
           -------------------------------------------------------


               All transactions were made in the open market on NASDAQ.

          d. The Partnership and Micro Cap are each limited partnerships. Each partner of the Partnership is entitled to receive certain distributions from the Partnership's assets as specified in the Partnership's governing documents. Similarly, each partner of Micro Cap is entitled to receive certain distributions from Micro Cap's assets as specified in Micro Cap's governing documents. These distributions may include funds received by the Partnership or Micro Cap from dividends declared with respect to the shares of Common Stock held by the Partnership or Micro Cap or from the sale of such shares of Common Stock.

          e.   Not applicable.

         The filing of this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than (a) the governing documents of the Partnership and Micro Cap and (b) the investment advisory agreement between Hori Capital Management and Micro Cap.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Signature

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

         EXECUTED as of the 15th day of July, 1997.

                                             HORI CAPITAL MANAGEMENT, INC.


                                             By: /s/  Calvin G. Hori
                                                 -----------------------------
                                                 Calvin G. Hori, President


                                                 /s/  Calvin G. Hori
                                                 -----------------------------
                                                 Calvin G. Hori